United States securities and exchange commission logo





                             February 13, 2024

       Meeta Vyas
       Chief Financial Officer
       NANOVIRICIDES, INC.
       1 Controls Drive
       Shelton , Connecticut 06484

                                                        Re: NANOVIRICIDES, INC.
                                                            Form 10-K for
Fiscal Year Ended June 30, 2023
                                                            Filed October 13,
2023
                                                            File No. 001-36081

       Dear Meeta Vyas:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended June 30, 2023

       Item 1: Business
       The Nanoviricide Platform Technology in Brief, page 5

   1. We note disclosure throughout your annual report claiming your product candidates are
                                                        "safe" or "effective."
Please revise future filings to remove any statements implying that your candidates are or
will be safe or effective, as such conclusions are within the sole authority of the FDA
and comparable foreign regulators. For example, on page 8 you state that NV-387 was "highly
effective" against a lethal RSV infection and you state on page
                                                        11 that NV-387 was
found to be "statistically effective" in multiple unrelated
                                                        coronaviruses in cell
culture studies. Disclosure on page 25 also claims that NV-387 was found to be "safe" in
preclinical studies. These examples are not intended to be
                                                        exhaustive. In future
filings, please remove these statements, and any others like them.
                                                        You may present the
objective data resulting from your preclinical studies and clinical trials without
concluding as to safety or efficacy.
 Meeta Vyas
FirstName LastNameMeeta
NANOVIRICIDES,   INC. Vyas
Comapany13,
February  NameNANOVIRICIDES,
            2024             INC.
February
Page 2 13, 2024 Page 2
FirstName LastName
Licenses from TheraCour, page 15

2. In future filings, please clearly and prominently disclose the royalty rates, or royalty ranges not exceeding ten percentage points, for the licensing agreements you have entered into with TheraCour Pharma, Inc. Please also clearly and prominently disclose the aggregate amounts paid to TheraCour under these agreements as well as the amount and nature of any potential future milestone payments.
Out-Licensing to Karveer Meditech Private Limited, India, page 18

3. Please further discuss the material terms of your collaboration agreement with Karveer
         Meditech Private Limited for your NV-CoV-2 candidate in future filings. Your revisions should include a discussion of any upfront payments paid or received, aggregate amounts paid or received to date under this agreement and any term and termination provisions.
Financial Statement
Note 4. Related Party Transactions, page F-13

4.       You disclosed multiple related party transactions with TheraCour
Pharma, Inc.
         (TheraCour) here and elsewhere in the filing. Please address the following:
             Provide your analysis under ASC 810-10 in determining whether TheraCour is a variable interest entity (VIE), including whether the entity has sufficient equity at risk to finance its activities without additional subordinated financial support.
             To the extent that TheraCour is determined to be a VIE, provide your analysis under
             ASC 810-10 supporting your determination that you do not have a controlling financial interest in the VIE. Address the following as part of your response:
               o Identify the activities of TheraCour that most significantly impact its economic performance and explain how you determined that you do not have the power to direct such activities and therefore do not hold a controlling financial interest.
               o With respect to the 90% TheraCour capital stock held by your CEO, provide an analysis under ASC 810-10-25-42 and 25-43.
             Confirm that you will revise your future filings to provide the VIE-specific disclosures required by ASC 810-10-50, to the extent applicable.
Note 9. Equity Transactions, page F-16

5. Please expand your future filings to provide a detailed description of the key terms for your Series A preferred stock, including but not limited to their liquidation preferences, if applicable, as required under ASC 505-10-50.
 Meeta Vyas
FirstName LastNameMeeta
NANOVIRICIDES,   INC. Vyas
Comapany13,
February  NameNANOVIRICIDES,
            2024             INC.
February
Page 3 13, 2024 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Li Xiao at 202-551-4391 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact
Tyler Howes at 202-551-3370 or Alan Campbell at 202-551-4224 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences